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                                                                    EXHIBIT 99.1

ENGLISH TRANSLATION OF NORWEGIAN SUMMARY TO BE PROVIDED TO SHAREHOLDERS OF HITEC

1.       STATEMENTS OF RESPONSIBILITY

1.1      THE OFFEROR

This offer document consisting of a prospectus and this supplement, is intended to provide the shareholders of Hitec ASA with a factual basis upon which to consider the sale of their shares in Hitec ASA pursuant to this offer. With the exception of the information relating to Hitec ASA, its subsidiaries, board of directors and management, National-Oilwell, Inc. as offeror accepts full responsibility for the contents of this offer document and prospectus. The offeror confirms that the information contained herein to the best of their knowledge is correct and in accordance with known factual circumstances, and that no pertinent information is omitted.


                           Houston, 4th January 2000
                       National-Oilwell, Inc. as offeror


1.2      LEGAL ADVISER

Wiersholm, Mellbye & Bech ANS has been Norwegian counsel for National Oilwell.

In this respect we have reviewed this offer document and prospectus dated [date]. We can confirm that the document in our opinion satisfies the Norwegian laws and regulations governing voluntary offers to purchase shares in companies listed on the Oslo Stock Exchange in exchange for shares. Further, we can confirm that in our opinion and based on the information received, the matters discussed in section 3 of this supplement regarding Norwegian tax law is accurately described.

Our review does not extend to the offer document's account of commercial, financial or accounting issues, and is furthermore limited to matters governed by Norwegian law.


                             Oslo, 4th January 2000
                            Wiersholm, Mellbye & Bech
                Harald Willumsen                Andreas Mellbye


2.       TERMS AND CONDITIONS OF THE OFFER

2.1      THE OFFER DOCUMENT

This offer document consists of a prospectus prepared in accordance of the US Securities Act of 1933 (the "Prospectus"), and this supplement prepared in order, together with the Prospectus, to fulfil the requirements of chapter 4 of the Norwegian Securities Trading Act 1997 governing voluntary offers as well as the prospectus requirements under chapter 5 of the act (the "Supplement").



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2.2      THE OFFEROR

National-Oilwell, Inc. ("National Oilwell") is an US company which was incorporated in 1995 under the laws of the state of Delaware. Its principal offices are located at 10000 Richmond Avenue, Houston, Texas 77042-4200, USA, and its telephone number is 00 1 713 346 7500.

2.3      THE TARGET COMPANY

Hitec ASA ("Hitec")

Organisation number: 936 738 540

Registered address: Lagerveien 8, 4069 Stavanger.

The share capital of Hitec is constituted of a single class of shares and amounts to NOK 37,631,044.-divided by 37,631,044 shares of a nominal value of NOK 1.-.

2.4      THE OFFER

National Oilwell offers to purchase all 37,631,044 outstanding shares of Hitec,
ISIN: NO-000-3047409

The Offeror does at the time of making of this offer not own any shares in Hitec, nor any other securities issued by Hitec.

2.5      THE OFFER CONSIDERATION

As consideration for the shares in Hitec, each accepting shareholder will for each Hitec share receive 0.2125904 shares in National Oilwell and a cash amount of NOK 3.95152.

10% of the shares received will be placed in escrow, and if the representations and warranties made by Hitec in the Merger Agreement become effective, the consideration might be reduced as described in clause 2.6.

No fractional shares of National Oilwell will be issued. Instead the Hitec shareholders will receive a cash consideration in lieu of such fractional shares. The cash payment for such fractional shares will be calculated based on the average of the closing prices of the National Oilwell shares on the New York Stock Exchange for the last ten trading days ending on the second day prior to the offer expiration date.

2.6      ESCROW ACCOUNT

When signing the acceptance form, each accepting shareholder agree to assume certain obligations to indemnify National Oilwell with respect to certain liabilities relating to the drilling business of Hitec and losses arising out of any breach of the representations and warranties made by Hitec in the Merger Agreement (as defined in the Prospectus). Each shareholder's liability is limited to the value of 10 percent of the National Oilwell shares such shareholder is allotted in the offer.

These representations and warranties are more closely described under "Description of the Merger Agreement" section in the Prospectus.

Ten percent of the National Oilwell shares each accepting Hitec shareholder will receive as consideration when accepting the offer, will be placed in an escrow account for a period of one year from the completion of the offer as security of each shareholder's liability against National Oilwell. When the one-year period is expired, the shares in the escrow account will

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be delivered to the Hitec shareholders, after deducting amounts for which the shareholders are liable to National Oilwell pursuant to the Merger Agreement.

The Merger Agreement is attached to the Prospectus as Annex 1. As Enclosure 1 to the Merger Agreement you will find a further description of the Escrow Account and the distribution of the Escrow. Such distribution shall be made as soon as practicable after the expiry of the one year period. Also, if potential claims from National-Oilwell are set forth, the Escrow shares reflecting value in excess of such claim shall promptly be distributed to the accepting shareholders.

2.7      CONDITIONS FOR THE OFFER

The completion of the offer is subject to the following conditions:

         (a) the receipt by National Oilwell of valid and unconditional acceptances of the offer representing more than 90% of the shares and votes of Hitec;

         (b) the completion of the Asset Purchase Agreement (as defined in the Prospectus) between Hitec and Hitec Vision ASA;

         (c) the receipt of all necessary governmental approvals from US and Norwegian authorities;

         (d) the receipt by Hitec of confirmation from the Royal Ministry of Finance that the sale of Hitec shares to National Oilwell will not be subject to capital gains tax in Norway until the disposition of the National Oilwell shares received as consideration in the offer, the Royal Ministry of Finance has granted a tax relief for the consideration consisting of National Oilwell shares, and Hitec has declared that this condition is deemed satisfied by the tax relief granted by the Ministry;

         (e) the accuracy of the representation and warranties set forth in the Merger Agreement as more closely described in the Prospectus;

         (f) certain other conditions described on page 26 and 27 in the Prospectus.

2.8      EXPIRY OF THE OFFER


The offer period will be from 4th January 2000 until expiry at 12 midnight 4th February 2000.


The expiration date may be extended by National Oilwell.

An extension of the offer period does not constitute a new offer and shareholders who have accepted the offer are also bound of their acceptance in the event of an extension of the offer.

2.9      ACCEPTANCE OF THE OFFER; REVOCATION OF ACCEPTANCES

Hitec shareholders who wish to accept the offer must do so by signing and returning the acceptance form by hand, fax or mail to:

         First Securities ASA
         Stranden 3
         P.O. Box 1441 Vika
         0112 Oslo
         telephone 23 23 80 00, telefax: +47 23 23 80 01

Acceptances must cover all shares in Hitec held by the accepting shareholder.

Acceptances are valid only if the acceptance form enclosed with this offer document is used, is completed fully and returned to and actually received by First Securities prior to the expiration time of the offer. The Offeror reserves the right to consider acceptances received in another form or after the expiration time as valid and binding.

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 Acceptances may be withdrawn at any time up to the end of the offer period by notifying First Securities in writing. Notice of withdrawal must actually be received by First Securities prior to the expiration time.

In the event that the account in VPS to which Hitec shares are credited is encumbered, the holder of any such encumbrances must consent to the acceptance.

No confirmation will be given by the Offeror or First Securities ASA that acceptance forms and notices of withdrawals have been received.

2.10     TRANSFER OF HITEC SHARES TO SEPARATE ACCOUNT

Upon acceptance of the offer the accepting shareholders Hitec shares will be transferred by First Securities ASA to a separate VPS account established in the seller's name. Upon completion of the offer First Securities will transfer the shares to the Offeror and deliver the National Oilwell shares to the accepting shareholder. If the offer is not completed, the Hitec shares will be transferred back to the accepting shareholders' VPS account by First Securities.

2.11     TERMINATION OF THE OFFER

The offer may on certain conditions described under the "Description of the Merger Agreement" section in the Prospectus, be terminated by National Oilwell or Hitec.

2.12     FINANCING OF THE OFFER

To the extent necessary, National Oilwell will finance the cash element of the consideration offered for the Hitec shares from its own funds and from borrowing under its revolving credit agreement with a group of lenders. Because Hitec will receive an equivalent amount from the sale of the non-drilling business to HitecVision, National Oilwell's net debt on a consolidated basis will not increase.

2.13     NOTIFICATION TO ACCEPTING SHAREHOLDERS

Notices and other information to shareholders with respect to the offer will be published to shareholders through the Oslo Stock Exchange information system.


Proper notification shall be deemed to have been given when such notices have been received by the Oslo Stock Exchange and distributed in the Oslo Stock Exchange information system.


2.14    THE NATIONAL OILWELL SHARES

National Oilwell has an authorised share capital of 75,000,000 shares of common stock par value $.01 per share, and 10,000,000 shares of preferred stock. As of 10 October 1999, 58,257,955 shares of common stock were outstanding. No preference shares were outstanding. Current and previous employees of National Oilwell are granted options to require the issuance of 2,083,846 shares of ordinary stock.

The number of shares in National Oilwell issued in connection with the offer will depend on the number of shareholders that accept the offer.

National Oilwell has not paid dividends on its common stock and anticipates that no such payments will be made in the foreseeable future.

The shares of National Oilwell are listed on the New York Stock Exchange.

The shareholders' rights in National Oilwell are more closely described in the "Comparison of the rights of the Stockholders of Hitec and National Oilwell"
section in the Prospectus.

2.15    RECOMMENDATION FROM THE HITEC BOARD

The Board of Hitec has in a resolution made 29 November 1999 recommended the Offer. The recommendation reads as follows:

"To the shareholders of Hitec ASA (Hitec)

Hitec has entered into a Merger Agreement with NOI (National Oilwell) in which NOI has undertaken to make an offer for all outstanding shares in Hitec. As part of the agreement all Hitec's non-drilling businesses, assets and liabilities will be sold to HitecVision. Hitec's shareholders will be invited to participate in HitecVision's business on a pro rata basis through an issuance of shares in HitecVision directed to them.

NOI has agreed to offer 0.2125904 NOI shares together with NOK 3.95152 per Hitec share. Hitec's shareholders will receive a prospectus from NOI regarding the offer, the agreement and the NOI shares offered, as well as a prospectus from HitecVision and Hitec regarding the invitation to continue as shareholders in the non-drilling business.

A combination of Hitec's drilling business with NOI gives Hitec access to a strong international presence and distribution network. In the Board's opinion such access will enable Hitec to penetrate the market with its technological products much more effectively than Hitec could have done on its own. The Agreement with NOI also creates a long-term owner for Hitec's non-drilling business.

The Merger Agreement has taken into consideration the interest of the employees of the Hitec Group. In the Board's opinion both the employees of the drilling business and the non-drilling business will benefit from the Agreement.

President and Director Jon Gjedebo, Mosvold Farsund (represented on the Board by Director Geir Larsen), all other Directors who own shares in Hitec directly or indirectly as well as Executive Vice President Ola Saetre have agreed to accept the offer from NOI.

The Board recommends the shareholders of Hitec to accept the offer from NOI.

Stavanger, November 29, 1999

The Board of Hitec ASA"

2.16     MANDATORY OFFER; COMPULSORY REDEMPTION

After the completion of the Offer, National Oilwell will make a mandatory offer to purchase all the Hitec shares for cash to the remaining shareholders, pursuant to the provisions of the Securities Trading Act 1997.

According to the Securities Trading Act 1997 the mandatory offer price shall be as high as the highest price National Oilwell has paid for the Hitec shares during the six month period prior to the day the duty to make the mandatory offer occurred, or if clearly higher than such price, the market price.


It is not finally agreed with the Oslo Stock Exchange what impact, if any, the escrow arrangement in this offer may have for the offer price in the mandatory offer.


Immediately after the completion of the mandatory offer, National Oilwell will conduct a compulsory redemption of any remaining Hitec shares pursuant to the provisions of Section 4-25 of the Norwegian Public Limited Companies Act 1997.

2.17     CHOICE OF LAW, JURISDICTION

The offer and its acceptance are subject to Norwegian law. Any disputes that arise in connection with the offer that cannot be resolved amicably shall be determined by arbitration in accordance with Section 26-5 of the Norwegian Stock Exchange Regulations of 17 January 1994 No 30 as amended.

2.18     MISCELLANEOUS

The National Oilwell shares issued as consideration to the Hitec shareholders will not be registered in VPS.


This offer document will be sent to all shareholders of Hitec who have a VPS registered address, with the exception of shareholders who are resident in countries where the offer cannot lawfully be made. The offer document will be sent to the address that is registered with VPS as at 4th January 2000.


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The employees of Hitec holding share options in Hitec will be offered to exchange these options into options to receive National Oilwell shares.

3.       NORWEGIAN TAXATION ISSUES

The information provided below is based on current Norwegian tax law and is of a general nature and for general guidance only. Each shareholder is encouraged to seek legal advice to determine his own tax position.

3.1      TAXATION OF THE ACCEPTING SHAREHOLDERS

An exchange of Hitec shares into National Oilwell shares and cash will for Norwegian tax purposes be treated as a sale of Hitec shares with a consideration consisting of National Oilwell shares and cash. The exchange of shares will consequently in principle trigger capital gains taxation or a deductible loss. For the calculation of the taxable gain or loss it is assumed that the value of National Oilwell shares received as consideration should equal the stock exchange price for those shares at the time all conditions in the offer are either satisfied or waived.

However, Hitec sent an application to the Royal Ministry of Finance to have tax relief on the capital gains taxation that could be triggered by an acceptance of the offer. The Ministry has approved tax relief for the consideration consisting of National Oilwell shares. It is a condition for the tax relief that the tax cost price for the National Oilwell shares received shall equal the present tax cost price for the Hitec shares surrendered. Thus, capital gain on the disposal of the Hitec shares will as far as the share consideration is concerned not be taxed until a future disposal of the National Oilwell shares.

The grant of tax relief does not apply to the cash portion of the offer. Accordingly the cash portion of the offer will be subject to capital gains taxation. Hitec shareholders will therefore have to pay tax on all or part of the cash portion of the offer. The size of the capital gains will depend on the cost price of each individual shareholder. What portion of the taxable capital gain will be allocated to the cash part of the offer has not yet been clearly established. In the event such clarification is not obtained from the Ministry of Finance, the allocation of capital gains between the share portion of the offer and the cash portion of the offer will be an issue each Hitec shareholder will have to clarify with his local tax advisor.

A copy of the Ministry's Letter dated 15th December 1999 is attached to this supplement.

3.2      NET WEALTH TAX

Norwegian shareholders will be subject to net wealth tax in Norway on their shares in National Oilwell. According to the treaty, Norway has an exclusive right to net wealth taxation on shares owned by Norwegian residents. Listed shares in U.S companies are valued at 100% of the stock exchange price at January 1st in the assessment year. The marginal net wealth tax rate is presently 1.1%.

3.3      DIVIDENDS PAID BY U.S COMPANIES TO NORWEGIAN SHAREHOLDERS

Dividends are subject to income tax in both Norway and the Tax Treaty for the Avoidance of Double Taxation (the "Treaty") between the U.S. and Norway, the U.S. taxation is limited to a withholding tax of 15% (provided that the shares are not attributed to a fixed place of business in the U.S.). Norway will credit the U.S withholding tax against the Norwegian taxes that accrue on dividend payments.

Dividends are taxed as "ordinary income" in Norway, at the present rate of 28%.

According to the Treaty and Norwegian tax legislation, a Norwegian company which owns more than 10% of the capital of a U.S-company, is entitled to a credit against Norwegian taxes for the dividend's proportionate part of the underlying U.S. corporation tax. The tax credit is limited to the Norwegian taxes that fall on such dividends.

To obtain credit in Norwegian taxes for taxes paid in U.S, the Norwegian shareholders must provide documentation to the effect that withholding taxes actually has been paid in U.S and that U.S withholding taxes are creditable in Norwegian taxes. Such documentation may be required by the tax authorities to be translated into Norwegian and certified by notary public.

3.4      CAPITAL GAINS AND LOSS

Capital gains on the disposition of shares is subject to income tax in Norway as "ordinary income", at a present tax rate of 28%. Capital loss is deductible against "ordinary income". Capital gains/losses are computed as the difference between the amount received and the purchase price (cost price). It is anticipated that a tax relief granted by the Norwegian Ministry of Finance will be conditional upon a roll over of the present cost price of the Hitec shares to the National Oilwell shares to be acquired in the offer. The cost price will not be adjusted for changes in the taxed equity of National Oilwell (ref. the Norwegian "RISK" regulations).

According to the Treaty, Norway has an exclusive right to tax capital gains on shares owned by Norwegian residents. However, if the shareholder within the last 12 months before the disposition owned more than 25% of the shares, and more than 50% of the company's assets at the end of the last three income years are physically in the United States, the U.S. has an exclusive right to tax capital gains on the disposition of such shares.

A FIFO principle will apply. Accordingly the first shares acquired will be regarded as the first shares disposed of.
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                                 DET KONGELIGE
                          FINANS - OG TOLLDEPARTEMENT

Bugge Arentz-Hansen & Rasmussen
Knut Brundtland
Postboks 1524 Vika
0117 OSLO

                                                        U.Off Section 5.a

Deres ref                       Var ref                 Dato
KB10023.B99/ES                  99/5364 AV/KR           15.12.1999


(English Translation)

HITEC ASA - NATIONAL OILWELL INC. - APPLICATION FOR A TAX RELIEF IN ACCORDANCE WITH THE ACT OF 9 JUNE 1961 NO. 16 PARAGRAPH 11

I

Reference is made to your letter of 29 October 1999 applying for a tax relief on tax on potential gain that will occur for Norwegian shareholders in Hitec ASA in the exchange of the Hitec shares to National Oilwell Inc. shares.

The merger is planned effected by National Oilwell Inc. making an offer to the shareholders of Hitec ASA. By accepting the offer the shareholders of Hitec ASA will dispose of the shares in this company and will receive National Oilwell Inc. shares at a corresponding value and in addition a cash consideration of NOK 3,95 for each Hitec share.

Hitec ASA is planning to sell all non-drilling related activities to the company HitecVision AS. The present Hitec ASA shareholders will be invited to use their cash consideration in the offer in a share description in HitecVision. This will be effected after the acceptance of the National Oilwell Inc.s offer by more than 90% of the shares in Hitec ASA.

II

According to the Act of 9 June 1961 No. 16 paragraph II it is a condition for a tax relief that the transaction is a part of a reorganisation or restructuring of the business making such business more efficient. Further, a tax relief can only be granted if there are special reasons for it, and that it is clear that the tax relief will be important for the implementation of the reorganisation or the restructuring. The tax relief could be conditioned upon certain conditions.

III

As far as the share consideration, the Ministry assumes that the conditions for a tax relief are fulfilled.

As a condition for the tax relief the following shall apply:

1. The tax cost price for the new issued shares of National Oilwell Inc. received as consideration for the Hitec ASA shares shall equal the tax cost price on the shares sold as of the time of the transaction.

2. Capital gain by disposal of shares of National Oilwell Inc. shall be taxable to Norway in accordance with Norwegian tax legislation, without any deduction for foreign taxes.

3. The Norwegian shareholders receiving National Oilwell Inc. shares as consideration shall send to their local tax offices a written statement that the conditions in this tax relief are accepted. Such statement shall be presented at the latest together with the tax return for the income year in which Hitec ASA shares are sold.

IV

As for the cash consideration, the Ministry does not assume that the conditions for a tax relief are fulfilled. According to the Ministrys opinion there are no such circumstances that should indicate that a tax relief should be granted. This goes also for the cash consideration that is used as cash infusion in the share increase of HitecVision.

This decision is in accordance with previous practice from the Ministry.

V

Please be informed that The Ministry has not considered whether the transactions can be made in accordance with the concession law or other relevant legislation.

A copy of this letter is sent to the Stavanger tax office.

Yours sincerely,

Ruth Didriksen
by authorisation
Manager
                                                              Jan Ove Larsen
                                                     on behalf of Anders Vatland
                                                             Senior Consultant